UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                            SIRCO INTERNATIONAL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    829639103
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                              Eric M. Hellige, Esq.
                        Pryor Cashman Sherman & Flynn LLP
                                 410 Park Avenue
                            New York, New York 10002
                                 (212) 326-0846
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of person
                authorized to receive notices and communications)


                                December 8, 1998
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|

Check the following box if a fee is being paid with the statement.|_|

                                  Schedule 13D
CUSIP NO. 829639103

1.       NAME OF REPORTING PERSON S.S. OR IRS
         IDENTIFICATION NO. OF ABOVE PERSON
         JOEL MR. DUPRE

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)      |X|
                                                              (B)      |_|

3.       SEC USE ONLY


4.       SOURCE OF FUNDS
         Not Applicable

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

NUMBER OF                  7.       SOLE VOTING POWER         787,668
SHARES
BENEFICIALLY               8.       SHARED VOTING POWER           - 0 -
OWNED BY
EACH                       9.       SOLE DISPOSITIVE POWER    787,668
REPORTING
PERSON WITH               10.       SHARED DISPOSITIVE POWER      - 0 -
                                                   ------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  787,668

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |_|


13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.9%

14.      TYPE OF REPORTING PERSON*
         IN

                                  Schedule 13D


Item 1.  Security and Issuer

         This Amendment No. 2 to the Schedule 13D originally filed by Joel Dupre ("Mr. Dupre"), Pacific Million Enterprise Ltd., a corporation organized under the laws of Hong Kong ("Pacific"), Joseph Takada ("Takada"), Cheng-Sen Wang ("Wang") and Albert H. Cheng ("Cheng") with the Securities and Exchange Commission on April 12, 1995, as amended by Amendment No. 1 filed August 21, 1995 (the "Schedule 13D") relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Sirco International Corp., a New York corporation (the "Issuer"), the principal executive offices of which are located at 24 Richmond Hill Avenue, Stamford, Connecticut 06901. Pursuant to Rule 13d.2(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as the first electronic amendment to a paper format Schedule 13D, this Amendment No. 2 amends and restates in its entirety the Schedule 13D. Unless otherwise indicated, all terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. Mr. Dupre, Takada, Pacific, Wang and Cheng are sometimes referred to herein as the "Original Reporting Persons."


Item 2.  Identity and Background

         (a)-(c) This statement is being filed by Mr. Dupre, the Chairman of the Board and Chief Executive Officer of the Issuer. Mr. Dupre maintains a business address at Sirco International Corp., 24 Richmond Hill Avenue, Stamford, Connecticut 06901.

         (d)-(e) Mr. Dupre has not, during the the last five years, been (a) convicted in a criminal proceeding (excluding traffic violation or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)       Mr. Dupre is a citizen of the United States of America.


Item 3.  Source and Amount of Funds or Other Consideration.

         The Original Reporting Persons acquired 1,362,000 shares of Common Stock (the "Initial Shares") in March 1995. The purchase price for the Initial Shares was $1.125 per share, or $1,532,250 in the aggregate. All share amounts and purchase prices are as adjusted for the 2-for-1 stock split which occurred in May 1997.

         Mr. Dupre acquired 828,668 shares of Common Stock in exchange for a cash payment of $400,001.50 and the issuance of a promissory note, a copy of which is attached hereto as Exhibit A, in the principal amount of $532,250 in favor of Yashiro Co., Inc. ("YC, Inc."), individually and as agent for Yashiro Company, Ltd. ("YC, Ltd."). Such promissory note, which was paid in full and discharged in August 1996, bore interest at the rate of 10% per annum payable quarterly in arrears commencing on June 30, 1996, with principal payable in equal annual installments of $88,708.33 commencing on March 31, 1996. Mr. Dupre borrowed $200,000 of the cash portion of the purchase price from Wang, which loan is evidenced by a promissory note, dated March 9, 1995, a copy of which is attached hereto as Exhibit B, bearing interest at 10% per annum, with principal and interest payable on March 31, 2000. Mr. Dupre borrowed an additional $200,000 from Cheng, which loan is evidenced by a promissory note, dated March 13, 1995, a copy of which is attached hereto as Exhibit C, bearing interest at 7 3/4% per annum, with principal and interest payable on March 31, 2000.

Item 4.  Purpose of Transaction.

         The Reporting Persons acquired the Initial Shares pursuant to a Stock Purchase Agreement, dated as of March 20, 1995, among Mr. Dupre, Pacific, Wang, Cheng, YC, Inc. and YC, Ltd. (YC, Inc. and YC, Ltd. are sometimes referred to herein collectively as the "Sellers"), a copy of which is attached hereto as Exhibit D (the "Stock Purchase Agreement") and hereby incorporated by reference. The Original Reporting Persons acquired the Initial Shares to acquire control of the Issuer.

         Concurrently with the acquisition of the Initial Shares, the Issuer entered into an Asset Purchase Agreement with Bueno of California, Inc., a Delaware corporation ("Bueno") and an affiliate of the Sellers, a copy of which is attached hereto as Exhibit E (the "Asset Purchase Agreement") and hereby incorporated by reference. Pursuant to the Asset Purchase Agreement, the Issuer sold to Bueno all of the assets relating to the Issuer's handbag division for an aggregate purchase price of $1,785,665.55, of which $86,167.82 was paid in cash and $1,699,497.73 was applied by the Issuer to the repayment of indebtedness of the Issuer to Sellers. The aggregate indebtedness owed by the Issuer to Sellers at the date of the acquisition was $2,238,506.01.

         In connection with the Asset Purchase Agreement, each of the Sellers, Yutaka Yamaguchi and Takeshi Yamaguchi entered into non-competition agreements, copies of which are attached hereto as Exhibits F-1 through F-4 (collectively, the "Non-Competition Agreements"). Pursuant to the terms of the Non-Competition Agreements, each of the Sellers and Messrs. Yutaka and Takeshi Yamaguchi agreed not to compete with the Issuer's luggage and related products business prior to the earlier of March 20, 2001 and the date of repayment in full of all amounts due under the Yashiro Promissory Note (the "Restricted Period"). In consideration of their agreements to not compete, the Issuer was obligated to pay $60,000 to each of the Sellers and each of Messrs. Yutaka and Takeshi Yamaguchi payable in three equal annual installments commencing on March 31, 1996. In addition, pursuant to a separate non-competition agreement, the Issuer agreed not to compete with Bueno in the handbag business during the Restricted Period. The Non-Competition Agreements were terminated on August 28, 1996.

         Also in connection with the Asset Purchase Agreement, the Issuer entered into an Exclusive Purchasing Agreement, dated as of March 20, 1995, with YC, Inc., a copy of which is attached hereto as Exhibit G (the "Exclusive Purchasing Agreement"), pursuant to which the Issuer granted to YC, Inc. and its designees the exclusive right to purchase in Japan, at prices to be mutually agreed upon, any goods manufactured or purchased from unaffiliated vendors (the "Vendors") by the Issuer. Under the Exclusive Purchasing Agreement, YC, Inc. agreed to pay a commission to the Issuer for all goods paid by it or its designees pursuant thereto equal to 5% of the purchase price of all such goods purchased by the Issuer (or directly by YC, Inc. or its designees) to the Vendors. The Exclusive Purchasing Agreement terminated on the date that all amounts due under the Promissory Note were repaid in full and all obligations of the Issuer, Mr. Dupre, Pacific, Wang or Cheng, as the case may be, under the Stock Purchase Agreement and the Asset Purchase Agreement and all agreements that were exhibits thereto were satisfied in full.

         In addition, pursuant to a letter agreement, a copy of which is attached hereto as Exhibit H (the "Letter of Credit Agreement"), YC, Inc. agreed to issue, or cause to be issued, for the account of the Issuer, from time to time, until March 20, 1997, one or more unsecured trade letters of credit in an aggregate amount of up to the lesser of $1,200,000 or 35% of the book value of all inventory owned by the Issuer. With respect to each letter of credit issued under the Letter of Credit Agreement, the Issuer was obligated to pay an origination fee equal to 3% of the full amount of such letter of credit and a financing fee equal to (i) the product of (x) the aggregate amount drawn under such letter of credit multiplied by (y) the sum of (A) the base rate of interest announced publicly by Citibank, N.A. in New York, New York, from time to time, as its base rate plus (B) two (2%) percent multiplied by (z) the number of days during the period commencing on the date such letter of credit is presented for payment and ending on the date the amount drawn under such letter of credit is repaid in full, divided by (ii) 365. The Letter of Credit Agreement was terminated on March 20, 1997.

         As an inducement to the Sellers to sell the Shares, Mr. Dupre executed and delivered to the Sellers a guaranty, dated March 20, 1995, a copy of which is attached hereto as Exhibit I, pursuant to which Mr. Dupre guaranteed all of the obligations of the Issuer under the Letter of Credit Agreement, the Non-Competition Agreements and the Severance Agreement (hereinafter defined). The Guaranty was terminated on August 20, 1996.

         Pursuant to a Pledge Agreement, dated as of March 20, 1995, among Mr. Dupre, Pacific, Wang and Cheng (collectively the "Pledgors") and Bueno and YC, Inc., on its own behalf and as agent for YC, Ltd., a copy of which is attached hereto as Exhibit J (the "Pledge Agreement"), the Pledgors pledged the Initial Shares to Bueno and the Sellers as security for the payment of (i) all obligations of Mr. Dupre under the Yashiro Promissory Note, (ii) all obligations of the Pledgors under the Stock Purchase Agreement, (iii) all obligations of the Issuer under the Asset Purchase Agreement, (iv) all obligations of the Issuer under any agreement that is an exhibit to the Asset Purchase Agreement, including the Exclusive Purchasing Agreement, the Non-Competition Agreements and the Severance Agreement and (v) all obligations of the Pledgors under the Pledge Agreement. The Pledge Agreement was terminated on August 28, 1996.

         Concurrently with the closing of the transactions contemplated by the Stock Purchase Agreement and the Asset Purchase Agreement, Takeshi Yamaguchi resigned from the Board of Directors and the office of President of the Issuer; Yutaka Yamaguchi and Neil Grundman resigned from the Board of Directors of the Issuer; and Tsuguya Saeki resigned from the offices of Executive Vice President and Chief Financial Officer of the Issuer. Pursuant to a Severence Agreement, dated as of March 20, 1995, with Takeshi Yamaguchi, a copy of which is attached hereto as Exhibit K (the "Severance Agreement"), the Issuer agreed to pay Mr. Yamaguchi $100,000 plus interest at the rate of 10% per annum on March 31, 1996 and $100,000 plus interest at the rate of 10% per annum on March 31, 1997. On March 29, 1995, the entire Board of Directors of the Issuer, consisting of Mr. Dupre, Ian Mitchell, Eric Smith and Douglas Turner, elected Mr. Dupre as the Chairman of the Board and Chief Executive Officer of the Issuer.

         The Company has had discussions with several prospective purchasers of its luggage division, one of which is an entity in which Mr. Dupre has an interest; otherwise Mr. Dupre does not have any present plans or proposals that relate to or would result in the following: (i) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer of any of its subsidiaries;
(iii) a sale or transfer of a material amount of the remaining assets of the Issuer or any of its subsidiaries; (iv) an additional change in the Board or management of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter or by-laws or other actions that might impede the acquisition of control of the Issuer; (viii) causing the Common Stock to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing the Common Stock to be eligible for termination of registration pursuant to
Section 12(g)(4) of the Exchange Act or any other similar action; or (x) any action similar to any of those enumerated above.

         Notwithstanding anything contained herein, Mr. Dupre reserves the right to change his intention with respect to any and all of the matters referred to in this Item 4.

         On June 8, 1995, Mr. Dupre entered into a Voting Agreement, dated as of May 1, 1995, with Pacific, Wang and Cheng, a copy of which is attached hereto as Exhibit M (the "Voting Agreement"), pursuant to which Pacific, Wang and Cheng delivered an irrevocable proxy to Mr. Dupre and granted Mr. Dupre the right to vote an aggregate of 266,666 shares of Common Stock and all shares of Common Stock subsequently acquired by them. In addition, Pacific, Wang and Cheng agreed not to dispose of any shares of Common Stock without the prior written consent of Mr. Dupre except as contemplated by or provided for in the Pledge Agreement. The Voting Agreement was terminated on January 27, 1999.

         Also on June 8, 1995, Mr. Dupre entered into an Option Agreement, dated as of May 1, 1995, with Pacific, a copy of which is attached hereto as Exhibit N-1 (the "Pacific Option Agreement"), and an Option Agreement with Albert H. Cheng, a copy of which is attached hereto as Exhibit N-2 (the "Cheng Option Agreement"; together with the Pacific Option Agreement, collectively, the "Option Agreements"). Pursuant to the Option Agreements, Pacific granted to Mr. Dupre the right to acquire all 266,666 shares of Common Stock owned by it for a purchase price of $1.125 per share, and Cheng granted to Mr. Dupre the right to purchase all 88,888 shares of Common Stock owned by him for a purchase price of $3.38 per share. The Option Agreements also provide that Pacific and Cheng may not dispose of any shares of Common Stock without the prior written consent of Mr. Dupre except as contemplated by or provided for in the Pledge Agreement. The Option Agreements were terminated on January 27, 1999.

         On December 17, 1998 Mr. Dupre sold 160,000 shares of Common Stock for an aggregate consideration of $120,000 and loaned $110,000 of such proceeds to the Issuer for working capital purposes. Such loan is evidenced by a two-year promissory note in the principal amount of $120,000 that bears interest at the rate of eight percent (8%) per annum, a copy of which is annexed hereto as Exhibit O.

         In January, 1999 Mr. Dupre sold 150,000 shares of Common Stock in a series of transactions for an aggregate consideration of $231,250 and loaned $225,000 of the proceeds to the Issuer for working capital purposes. Such loan is evidenced by a two-year promissory note in the principal amount of $225,000 that bears interest at the rate of eight percent (8%) per annum, a copy of which is annexed hereto as Exhibit P.

         (b)-(j)  not applicable


Item 5.  Interest in Securities of the Issuer.

         (a) As of the date hereof, Mr. Dupre is the beneficial owner of 787,668 shares of Common Stock, constituting approximately 11.9% of the issued and outstanding shares of Common Stock;

         (b) Mr. Dupre has the sole power to vote and dispose of 787,668 shares held by him. Mr. Dupre is the beneficial owner of 522,668 shares of Common Stock held by him. In addition, Mr. Dupre has the right to purchase 265,000 shares of Common Stock within 60 days of the date hereof upon the exercise of options.

         (c) Except as set forth herein, Mr. Dupre has effected no transactions in shares of Common Stock of the Issuer in the past 60 days.

         (d) not applicable

         (e) not applicable

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

         Mr. Dupre does not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer, including but not limited to, any agreements concerning (i) transfer or voting of any securities of the Issuer, (ii) finder's fees, (iii) joint ventures, (iv) loan or option arrangements, (v) puts or calls, (vi) guarantees of profits,
(vii) division or profits or losses, or (viii) the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

Pursuant to Rule 13d-2(e), the previously filed paper exhibits listed below have not been restated but are incorporated by reference:

Exhibit A - Promissory Note, dated March 20, 1995, by Mr. Dupre to YC, Inc., as agent.

Exhibit B - Promissory Note, dated March 20, 1995, by Mr. Dupre to Wang.

Exhibit C - Promissory Note, dated March 20, 1995, by Mr. Dupre to Cheng.

Exhibit D - Stock Purchase Agreement, dated as of March 20, 1995, among Mr. Dupre, Pacific, Wang, Cheng, YC, Inc. and YC, Ltd.

Exhibit E - Asset Purchase Agreement, dated as of March 20, 1995, between the Issuer and Bueno.

Exhibit F-1 - Non-Competition Agreement, dated as of March 20, 1995, between Issuer and YC, Ltd.

Exhibit F-2 - Non-Competition Agreement, dated as of March 20, 1995, between Issuer and YC, Inc.

Exhibit F-3 - Non-Competition Agreement, dated as of March 20, 1995, between Issuer and Yutaka Yamaguchi.

Exhibit F-4 - Non-Competition Agreement, dated as of March 20, 1995, between Issuer and Takeshi Yamaguchi.

Exhibit G - Exclusive Purchasing Agreement, dated as of March 20, 1995, between the Issuer and YC, Inc.

Exhibit H - Letter of Credit Agreement, dated March 20, 1995, between the Issuer and YC, Inc.

Exhibit I - Guaranty, dated March 20, 1995, by Mr. Dupre in favor of YC, Inc. and YC, Ltd.

Exhibit J - Pledge Agreement, dated as of March 20, 1995 among Mr. Dupre, Pacific, Wang, Cheng, Bueno, and YC, Inc., on its own behalf and as agent for YC, Ltd.

Exhibit K - Severance Agreement, dated as of March 20, 1995 between the Issuer and Takeshi Yamaguchi.

Exhibit L - Joint Filing Agreement and Power of Attorney

Exhibit M - Voting Agreement, dated as of May 1, 1995, among Mr. Dupre, Pacific, Wang and Cheng

Exhibit N-1 - Option Agreement, dated as of May 1, 1995, between Mr. Dupre and Pacific

Exhibit N-2 - Option Agreement, dated as of May 1, 1995, between Mr. Dupre and Cheng

Item 7 of the Schedule 13D is hereby amended by adding the following:

Exhibit O - Promissory Note dated December 17, 1998, by Company to Mr. Dupre.

Exhibit P - Promissory Note dated January 29, 1999 by Company to Mr. Dupre.

Signature


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this Schedule 13D is true, complete and correct.


Date:  March 10, 1999




/s/ Joel Dupre
-------------------------
Joel Dupre

                                 PROMISSORY NOTE



Amount:   $110,000.00                           Dated as of:   December 17, 1998


         FOR VALUE RECEIVED, SIRCO INTERNATIONAL CORP. (the "Maker"), promises to pay to JOEL DUPRE (the "Holder"), at the address of the Holder set forth in
Section 10 hereof or at such other place or to such other person as may be designated in writing by the Holder, on December 31, 2000 (the "Maturity Date"), the principal amount of One Hundred Ten Thousand Dollars ($110,000.00).

         1. From the date this Note becomes due and payable in accordance with the foregoing, the principal amount of this Note then outstanding shall bear interest, until the principal amount hereof is paid in full, at a rate equal to eight percent (8%) per annum. Such accrued interest shall be due and payable on the Maturity Date.

         2. All payments of principal of or interest on or other sums due in connection with this Note shall be payable by check or wire transfer in lawful money of the United States which shall be legal tender for public and private debts at the time of payment. This Note may be prepaid, in whole or in part, at any time without penalty. Any partial prepayment of principal shall be applied against the unpaid principal balance hereof.

         3. All powers and remedies given to the Holder pursuant to the terms of this Note shall, to the extent permitted by law, be deemed cumulative and shall not be exclusive of any other powers and remedies available to the Holder, by judicial proceedings or otherwise, to enforce the performances or observance of the covenants and agreements contained in this Note, and every power and remedy given by the foregoing or by law to the Holder may be exercised from time to time, and as often as shall be deemed expedient by the Holder.

         4. The obligations of the Maker to the Holder of this Note shall be absolute and unconditional and the rights of the Holder shall not be subject to any defenses, set-offs, counterclaims, or recoupment by reason of any indebtedness or liability at any time owing by the Holder to the Maker.

         5. This Note may not be changed orally. No waiver, amendment or modification of this Note shall be valid except with respect to the specific instance and unless evidenced by a writing duly executed and acknowledged under oath by the party to be charged herewith, and no evidence of any waiver, amendment or modification shall be offered or received in evidence in any proceeding, arbitration or litigation between the Maker and the Holder affecting the rights and obligations of the Maker and Holder under this Note, unless such waiver, amendment or modification is in writing, duly executed and acknowledged as aforesaid.

         6. This Note is not transferable and may not be assigned by the Holder or transferred by the Holder by negotiation without the prior written consent of the Maker.

         7. This Note shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         8. If any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         9. This Note shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

         10. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  if to the Maker, to:

                           Sirco International Corp.
                           24 Richmond Hill Avenue
                           Stamford, Connecticut  06901-3601
                           Attention:  Paul Riss

                  with a copy to:

                           Pryor, Cashman, Sherman & Flynn LLP
                           410 Park Avenue
                           New York, New York  10022
                           Attention:  Eric M. Hellige, Esq.


                  if to the Holder, to:

                           Sirco International Corp.
                           24 Richmond Hill Avenue
                           Stamford, Connecticut  06901-3601
                           Attention:  Joel Dupre




         IN WITNESS WHEREOF, the Maker has signed this Note as of the day and year first above written.


                                                     SIRCO INTERNATIONAL CORP.


                                       By:
                                          Paul H. Riss
                                          Chief Financial Officer

                                 PROMISSORY NOTE



Amount:   $225,000.00                            Dated as of:   January 29, 1999


         FOR VALUE RECEIVED, SIRCO INTERNATIONAL CORP. (the "Maker"), promises to pay to JOEL DUPRE (the "Holder"), at the address of the Holder set forth in
Section 10 hereof or at such other place or to such other person as may be designated in writing by the Holder, on January 31, 2001 (the "Maturity Date"), the principal amount of Two Hundred Twenty Five Thousand Dollars ($225,000.00).

         1. From the date this Note becomes due and payable in accordance with the foregoing, the principal amount of this Note then outstanding shall bear interest, until the principal amount hereof is paid in full, at a rate equal to eight percent (8%) per annum. Such accrued interest shall be due and payable on the Maturity Date.

         2. All payments of principal of or interest on or other sums due in connection with this Note shall be payable by check or wire transfer in lawful money of the United States which shall be legal tender for public and private debts at the time of payment. This Note may be prepaid, in whole or in part, at any time without penalty. Any partial prepayment of principal shall be applied against the unpaid principal balance hereof.

         3. All powers and remedies given to the Holder pursuant to the terms of this Note shall, to the extent permitted by law, be deemed cumulative and shall not be exclusive of any other powers and remedies available to the Holder, by judicial proceedings or otherwise, to enforce the performances or observance of the covenants and agreements contained in this Note, and every power and remedy given by the foregoing or by law to the Holder may be exercised from time to time, and as often as shall be deemed expedient by the Holder.

         4. The obligations of the Maker to the Holder of this Note shall be absolute and unconditional and the rights of the Holder shall not be subject to any defenses, set-offs, counterclaims, or recoupment by reason of any indebtedness or liability at any time owing by the Holder to the Maker.

         5. This Note may not be changed orally. No waiver, amendment or modification of this Note shall be valid except with respect to the specific instance and unless evidenced by a writing duly executed and acknowledged under oath by the party to be charged herewith, and no evidence of any waiver, amendment or modification shall be offered or received in evidence in any proceeding, arbitration or litigation between the Maker and the Holder affecting the rights and obligations of the Maker and Holder under this Note, unless such waiver, amendment or modification is in writing, duly executed and acknowledged as aforesaid.

         6. This Note is not transferable and may not be assigned by the Holder or transferred by the Holder by negotiation without the prior written consent of the Maker.

         7. This Note shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

         8. If any one or more of the provisions contained in this Note shall for any reason be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Note, but this Note shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         9. This Note shall be governed by the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of law) as to all matters, including but not limited to matters of validity, construction, effect, performance and remedies.

         10. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered by hand or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

                  if to the Maker, to:

                           Sirco International Corp.
                           24 Richmond Hill Avenue
                           Stamford, Connecticut  06901-3601
                           Attention:  Paul Riss

                  with a copy to:

                           Pryor, Cashman, Sherman & Flynn LLP
                           410 Park Avenue
                           New York, New York  10022
                           Attention:  Eric M. Hellige, Esq.

                  if to the Holder, to:

                           Sirco International Corp.
                           24 Richmond Hill Avenue
                           Stamford, Connecticut  06901-3601
                           Attention:  Joel Dupre




         IN WITNESS WHEREOF, the Maker has signed this Note as of the day and year first above written.


                                             SIRCO INTERNATIONAL CORP.


                                       By:
                                          Paul H. Riss
                                          Chief Financial Officer